Phillip E. Koehnke, apc

Phillip E. Koehnke, Esq.

August 26, 2010

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington , D.C. 20549

Re:           Mexus Gold US (the “Company”)
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,2010
File No.:  0-52413

Dear Mr. Reynolds:

We are in receipt of your letter dated August 5, 2010, to the Company.   Please be advised that the Company has requested that this firm respond to your letter.

Form 10-Q for the quarter ended December 31, 2009

Form 10-Q for the quarter ended September 30, 2009

Initially, it should be noted that this firm has reviewed SEC Release No. 33-8587, and, in this firm’s opinion, the Company is not a “shell” company.

In SEC Release No. 33-8587, the Securities & Exchange Commission (“SEC”) set forth a two-pronged test to determine whether an issuer is a “shell” company.  First, an issuer must have either (a) no operations or (b) nominal operations.  Second, an issuer must have (a) either no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The SEC, though, did not define what was meant by use of the word “nominal,” instead leaving that analysis for a case by case approach.  In fact, the SEC, while declining to adopt a quantitative threshold to define a “shell” company, concluded that so doing would “present a serious potential problem, as [a quantitative threshold] would be more easily circumvented.”  (Exchange Act Release No. 52038 (July 15, 2005)).

As commonly used, the word “nominal” is typically defined as “existing or being something in name or form only,” “insignificant,” or “token.”

Importantly, in determining whether an issuer is a “shell” company, a facts and circumstances approach is critical.  Here, it is important to note the following facts regarding the Company:

(1)	The Company filed its Form 10 on January 24, 2007, and has ongoing operations with revenues and assets since that time.
(2)	The Company’s former apparel business and new mining business operated concurrently for approximately three reporting periods.
(3)	The Company has been actively pursuing mining operations by entering into agreements to acquire properties and equipment.
(4)	The Company has acquired mining sites and begun testing samples.
(5)	The Company has obtained the rights to salvage World War II copper submarine cable along West Coast of the United States. Salvage operations are expected to begin late summer 2010.
(6)	The Company has incurred material operating expenses.
(7)	The Company has entered into a lease for its business office and manufacturing facility.
(8)	The Company employs one person on a full time basis and several contractors on a part time basis.
(9)	The Company’s sole officer and director is 69 years old and has been in mining business most of his life.
(10)	The Company’s management is involved in the day to day operations.
(11)	The Company is not subject to registration under the Investment Company Act of 1940; and
(12)	The Company has not identified itself as a “shell” company in its filings with the SEC.

In addition, please note that the Company is not a development stage company and has only recently changed its business plan to that of a mining company.  The fact that the Company has changed business plans does not negate its substantial prior operating history and the new business operations ran concurrently with prior operations for almost three reporting periods.

Moreover, even if the Company’s new mining operations would somehow be considered as “development stage,” foot note #172 of SEC Release No. 33-8869, specifically excludes from the definition of a “Shell Company” a “development stage” or “startup company” pursuing an actual business plan such as the Company’s mining operations.

We have been unable to locate any SEC authority which supports the position that because the Company has not generated revenues from its mining operations it has somehow become a “Shell” company.  In fact, our research finds multiple reporting extraction companies which operate for years without generating revenues.

Based on the foregoing, it is this firm’s opinion that the Company is not a “shell” company and indicating so on the Company’s reports would not accurately reflect the business operations and status of the Company.

We hope that the foregoing has been responsive to your requests.

Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

Phillip E. Koehnke, APC

                         /s/ Phillip E.Koehnke

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P.O. Box 235472 · Encinitas, California  92024 · Tel (858) 229-8116 E-fax (501) 634-0070 · pek@peklaw.com